NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING AND ITS PARTNER OCEAN PARTNERS PROVIDE $10.0 MILLION IN
FINANCING TO BLUE LAGOON RESOURCES INC.

VANCOUVER, B.C. August 10, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA), (the "Company" or "Nicola") is pleased to announce that it, and Ocean Partners UK Limited1 ("Ocean Partners") have committed to a combined $10.0 million in financing to Blue Lagoon Resources (CSE: BLLG) ("Blue Lagoon").

The financing consists of two equal tranches, with Nicola investing $5.0 million and Ocean Partners investing $5.0 million, to support the continued development and production ramp-up of Blue Lagoon's 100%-owned Dome Mountain Gold and Silver Project, located near Smithers, British Columbia2.  The financing is expected to advance mine development activities necessary to increase production toward the targeted 150-200 tonnes per day.

Nicola's investment was completed through a private placement at $0.60 per share, resulting in the acquisition of 8,333,333 common shares. This investment builds upon Nicola's earlier strategic investment of $1.0 million at $0.14 per share completed on January 17, 20243 underscoring the Company's long-term conviction in Blue Lagoon's management team and the Dome Mountain project.

Ocean Partners' participation further reinforces the strategic alignment among the parties. Combined with its previously announced $3.0 million investment4, Ocean Partners has now committed $8.0 million to Blue Lagoon. Collectively, Nicola and Ocean Partners have established a significant strategic equity position while providing capital intended to accelerate production growth.

Beyond the equity investment, the financing further strengthens the integrated relationship between mine development, concentrate marketing, and milling infrastructure. As Blue Lagoon advances production, Nicola's wholly owned Merritt Mill-British Columbia's only fully permitted milling facility authorized to process gold and silver material sourced throughout the province-is expected to play an increasingly important role in supporting regional mining operations.

Mr. Peter Espig, CEO of Nicola Mining Inc., commented:

"This investment reflects our confidence in both the quality of the Dome Mountain asset and Blue Lagoon's management team's ability to execute its production strategy. Nicola's objective extends beyond providing capital-we seek to partner with companies that can benefit from our operational infrastructure, technical expertise, and long-term strategic relationships.

Together with Ocean Partners, we believe this financing positions Blue Lagoon to accelerate its transition toward sustained commercial production while strengthening an integrated mining model that combines financing, processing, and concentrate marketing. As Nicola continues to expand and upgrade the Merritt Mill, we remain committed to supporting responsible mine development throughout British Columbia and creating long-term value for all stakeholders."

1 Ocean Partners operates in several countries throughout the world.  Ocean Partners maintains a strong global network of relationships and contacts in the base metal mining and smelting sector.

2 May 19, 2026 New Release: Link

3 Stockwatch Report: Link

4 May 19, 2026 New Release: Link

Qualified Person

The scientific and technical disclosures included in this news release have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the NASDAQ, the TSX Venture Exchange and Frankfurt Exchange that maintains a 100% owned mill and tailings facility, located near Merritt, British Columbia. It has signed Mining and Milling Profit Share Agreements with high grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed via gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property, which covers an area of over 10,800 hectares along the southern end of the Guichon Batholith and is adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which includes 30 mineral claims and a mineral lease, spanning an area exceeding 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information

Contact: Peter Espig

Phone: (778) 385-1213

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.